
December 20, 2010

By U.S. Mail and facsimile: (801)265-9882

George R. Quist
Chairman and Chief Executive Officer
Security National Financial Corporation
5300 South 360 West
Suite 250
Salt Lake City, Utah 84123

> **Re:** **Security National Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File Number 000-09341**

Dear Mr. Quist:

We have reviewed your filings and your responses to our letter dated August 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Notes to Condensed Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Mortgage Operations, page 59

1. We note your response to comment 7 in our letter dated August 5, 2010. It appears the amounts classified as Real Estate Held for Investment includes foreclosed assets (i.e. other real estate owned or "OREO"). Please quantify the amounts of OREO for each period presented and revise your presentation in future filings to disaggregate OREO from real estate held for investment on your balance sheet and revise your policy presentation accordingly.

2.   In addition to our comment above, we note your balance sheet item Real Estate Held for Investment, is net of accumulated depreciation and <u>allowance for loan losses</u>. Your policy disclosure; however (as noted from your response to comment 7), makes no reference to allowances. Please clarify and revise the description on your balance sheet accordingly.

3.   We note your response to comment 8 in our letter dated August 5, 2010. It appears that you write-down loans delinquent more than 90 days to 80% of the appraisal received at the time of underwriting and funding. Please tell us and revise future filings to specifically address each of the following bullet points:

- Tell us how often you obtain updated appraisals for your collateral dependent loans after underwriting and funding. If this policy varies by loan type disclose that also;
- Tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 or those loans that did require specific allowances;
- Describe any adjustments you make to the appraised values other than writing down loans delinquent more than 90 days to 80% of the appraisal received at the time of underwriting and funding; and
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses other than writing down loans delinquent more than 90 days to 80% of the appraisal received at the time of underwriting and funding.

Item 10. Directors and Executive Officers, page 114

4.   We note your response to comment 14 of our letter dated August 5, 2010. If you do not feel that a revised Form 10-K/Proxy Statement is required, in the alternative you must provide us with your revised disclosures in your response to this comment letter.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 128.

5.   We note your response to comment 16 of our letter dated August 5, 2010. If you do not feel that a revised Form 10-K/Proxy Statement is required, in the alternative you must provide us with your revised disclosures in your response to this comment letter.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Condensed Consolidated Statements of Earnings, page 5

6.   We note from your disclosure on page 14 (Note 3 – Investments) that you recorded credit related OTTI losses. Please revise your presentation of OTTI losses on the face of your

income statement (in all future filings) to be consistent with the guidance in ASC 320-10-35-34 and ASC 320-10-45-8A.

Notes to Condensed Consolidated Financial Statements

Note 8 - Business Segments, page 18

7.   We note your response to our prior comment 12 in our letter dated August 5, 2010 where you indicated goodwill was entirely attributable to your Cemetery and Mortuary business segment. However, at September 30, 2010 your goodwill is allocated to both your Life Insurance and Cemetery and Mortuary business segments. Please explain what occurred between the dates of your response and the filing of your interim report and refer us to the authoritative literature you used, as necessary, to support your accounting treatment.

Note 9 - Disclosure about Fair Value of Financial Instruments, page 19

8.   We note your response to comment 13 in our letter dated August 5, 2010; however, your disclosures on pages 19-22 do not include information for all assets and liabilities measured at fair value on a nonrecurring basis as required by ASC 820-10-50-5. Please revise future filings to include these required disclosures and show us what your disclosure will look like in your response.

Note 13 - Commitments and Contingencies, page 28

9.   We note your response to comment 10 in our letter dated August 5, 2010 and your disclosures on pages 28-31 related to your loan loss reserve and the outstanding claims asserted by Bank of America, Wells Fargo and JP Morgan Chase. Please tell us, and disclose the following in future filings:

- A reasonable estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made for these specific loss contingencies as required by ASC 450-20-50-4;
- Tell us how you considered settlement negotiations in your determination of possible loss or range of possible loss; and
- The portion of the $10,678,015 loan loss reserve specifically related to claims asserted by Bank of America, Wells Fargo and JP Morgan Chase and a rollforward of the activity related to these specific counterparties similar to the table provide on page 26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3491.

Sincerely,

Michael Clampitt
Senior Attorney